Date    28 August 2000
Number  84/00

ATLANTIS DRILLING RESULTS CONFIRM
MAJOR GULF OF MEXICO OIL DISCOVERY

The Broken Hill Proprietary Company Limited (BHP) today announced further results from the Atlantis 2 appraisal well confirming a major oil accumulation with a multi-hundred million barrel resource potential.

Atlantis 2, located in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico, encountered further oil bearing sands with net pay in excess of 61m (200ft). The oil zone, together with the oil-bearing sands reported in July this year, gives a total net pay of over 153m (500ft).

Participants in the Atlantis 2 well are BHP 44 per cent and BP Amoco (operator) 56 per cent.

President BHP Petroleum Philip Aiken said the result was excellent and confirmed the material nature of the Atlantis accumulation.

"This is an important result for BHP in what is a major new hydrocarbon province in the deepwater Gulf of Mexico. We look forward to progressing with our partners through further measured appraisal to development as soon as the program will allow."

Atlantis is one of three BHP/BP Amoco discoveries in the Atwater Foldbelt:
Neptune (BHP 42.5%), located 16 miles (25 kms) northeast of Atlantis, was discovered in 1995 and Mad Dog (BHP 23.9%), located a similar distance to the southwest, was discovered in late 1998. A net pay of 135m (440ft) has been reported at Mad Dog.

The Atlantis 2 well is the second well drilled on the discovery and has reached its planned total depth of 5670m (18 600 feet). The well was drilled by the BHP-operated C.R. Luigs dynamically-positioned drilling vessel and is located in Green Canyon Block 743 in a water depth of 2 035m (6 675ft).

The Atlantis 1 discovery well was drilled in 1998 in Green Canyon Block 699 (5km [3 miles] to the northeast of the current well) where it also encountered oil-bearing Miocene sands.

A sidetrack will now be drilled from the existing Atlantis 2 wellbore in order to secure further data on the lateral extent and nature of the reservoirs, which will be important in determining the resource volumes.


In addition, a second appraisal well on Mad Dog will commence drilling within a few weeks, which follows the first appraisal well drilled earlier this year.

* * * *


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